UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 24 September 2024, London UK

GSK's Menveo meningococcal vaccine in new single-vial, fully liquid presentation receives positive European CHMP opinion

●     If approved, the fully liquid presentation will offer healthcare providers an option that does not require reconstitution of Menveo (MenACWY vaccine) before use
●     Marketing authorisation in EU expected by November 2024
●
          Over 6 million doses of GSK's MenACWY vaccine have been distributed to European countries since 2017 to help protect against invasive meningococcal disease[1]

GSK plc (LSE/NYSE: GSK) today announced that the European Medicine Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) has recommended for use a single-vial, fully liquid presentation of Menveo (Meningococcal Group A, C, W-135 and Y conjugate vaccine, MenACWY vaccine) to help protect against invasive meningococcal disease (IMD) caused by bacterial groups A, C, W, and Y.

If approved, this single-vial presentation will be licenced for active immunisation of children from 2 years of age, adolescents and adults, offering healthcare providers an option that does not require reconstitution before its use.

Philip Dormitzer, GSK Head of Global Vaccines Research & Development, said: "As a global leader in meningococcal vaccines, we are committed to finding innovative solutions that simplify immunisation against bacterial meningitis, support vaccine uptake and help protect as many people as possible from this devastating disease. We will continue our efforts to help prevent this disease in at-risk populations in the European Union."

GSK's submission to the EMA is based on two positive Phase IIb trials (2017-003692-61; 2017-003456-23).[2],[3] The primary and secondary outcomes of these trials, supported by post-hoc pooled analyses, show that the fully liquid formulation of this vaccine has comparable immunogenicity, tolerability and a comparable safety profile to the existing lyophilized/liquid formulation. Today's positive opinion marks one of the final steps prior to the potential extension of the marketing authorisation by the European Commission (EC). The EC's final decision is expected by November 2024.

IMD is an unpredictable but serious illness that can cause life-threatening complications.[4] Despite treatment, among those who contract IMD one in six will die, sometimes in as little as 24 hours.4 One in five survivors may suffer long-term consequences such as brain damage, amputations, hearing loss and nervous system problems.4 Although anyone can get IMD, babies, young children and those who are in their late teens and early adulthood are amongst the groups at higher risk.4

The original presentation of Menveo that requires reconstitution and which was approved by the EMA in 2010 is unaffected by this recommendation.[5]

About Menveo
GSK's MenACWY vaccine has received regulatory approval in over 60 countries, with more than 82 million doses distributed worldwide since 2010.[6],[7] Over 6 million doses have been distributed to European countries since 2017.1 It offers evidence of immunogenicity with a well-characterised safety profile.[8],[9] In the European Union (EU), this vaccine has received regulatory approval for active immunisation to prevent IMD caused by Neisseria meningitidis serogroups A, C, Y, and W in children from 2 years of age, adolescents and adults.[10] EMA Prescribing Information for Menveo can be accessed at: https://www.ema.europa.eu/en/medicines/human/EPAR/menveo

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q2 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

[1] Data on file: Menveo doses distributed in Europe from 2017 to August 31st 2024 REF-246217
[2] EU Clinical Trials Register, A phase 2b, randomized, controlled, observer-blind, multi-center, non-inferiority immunogenicity and safety study of two formulations of GSK Biologicals' Meningococcal ACWY conjugate vaccine (GSK3536820A and Menveo) administered to healthy adults 18 to 40 years of age. Available at: https://www.clinicaltrialsregister.eu/ctr-search/trial/2017-003692-61/results. Accessed September 2024.
[3] EU Clinical Trials Register, A phase 2b, randomized, controlled, observer-blind, multi-center study to evaluate safety and immunogenicity of different formulations of GSK Biologicals' Meningococcal ACWY conjugate vaccine (GSK3536820A and Menveo) administered to healthy adolescents and young adults 10 to 40 years of age.. Available at: https://www.clinicaltrialsregister.eu/ctr-search/trial/2017-003456-23/results. Accessed September 2024.
[4] World Health Organization (WHO), Meningitis Factsheet, 2023. Available at: https://www.who.int/news-room/fact-sheets/detail/meningitis. Accessed September 2024.
[5] EC Decision C(2010)1795 of 16 March 2010 and subsequent amendments; marketing authorisation numbers EU/1/10/614/002 & EU/1/10/614/003
[6] Data on File; List of countries where Menveo is registered and/or commercialized REF-194949
[7] Data on File: Menveo doses distributed from 2010 to end of 2022 REF-195452
[8] Becerra-Culqui TA, Sy LS, Ackerson BK, et al. Safety of quadrivalent meningococcal conjugate vaccine in infants and toddlers 2 to 23-months old. Vaccine. 2020; 38(2), 228-234.
[9] Khatami A, Snape MD, Davis E, et al. Persistence of the immune response at 5 years of age following infant immunisation with investigational quadrivalent MenACWY conjugate vaccine formulations. Vaccine. 2012; 30:2831-2838. 10.1016/j.vaccine.2012.02.04
[10] EMA, Menveo : EPAR - Product Information - Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/medicines/human/EPAR/menveo. Accessed September 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 24, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc